

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Kyle Derham
Chief Executive Officer
Rice Acquisition Corp. II
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

      Re: Rice Acquisition Corp. II
          Amendment No. 2 to Registration Statement on Form S-4
          Filed March 7, 2023
          File No. 333-268975

Dear Kyle Derham:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Report of Independent Registered Public Accounting Firm , page F-25

1.   Your auditors indicate in their report that their audits were conducted in accordance with "auditing standards" of the PCAOB. Please make arrangements with your auditors to have them revise their report to indicate that their audits were conducted in accordance with the "standards" of the PCAOB as required by PCAOB Auditing Standard 3101.09(c).

You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing